UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34949
___________________

Tekmira Pharmaceuticals Corporation
(Translation of registrant's name into English)

100-8900 Glenlyon Parkway
Burnaby, British Columbia
Canada, V5J 5J8
 (Address of principal executive offices)

___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tekmira Pharmaceuticals Corporation

Date: July 11, 2011	By:	/s/ Ian C. Mortimer
	Name:	Ian C. Mortimer
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	2011 Omnibus Share Compensation Plan